UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Global Indemnity plc.
(Name of Issuer)

Class A Ordinary Shares, $0.0001 Par Value
(Title of Class of Securities)

G39319101
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. G39319101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richmond Hill Investment Co., LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 992,411
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 992,411
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,411
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.56%
12	TYPE OF REPORTING PERSON (see instructions) IA, HC

Page 2 of 8 pages

CUSIP No. G39319101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richmond Hill Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 992,411
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 992,411
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,411
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.56%
12	TYPE OF REPORTING PERSON (see instructions) OO

Page 3 of 8 pages

Item 1(a).	Name of Issuer:

Global Indemnity plc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Arthur Cox Building, Earlsfort Terrace, Dublin 2, Ireland

Item 2(a).	Name of Person Filing:

(i) Richmond Hill Investment Co., LP (ii) Richmond Hill Capital Partners, LP

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i) 375 Hudson Street, 12th Floor New York, NY 10014 (ii) 375 Hudson Street, 12th Floor New York, NY 10014

Item 2(c).	Citizenship:

See the response (s) to Item 4 on the attached cover page (s)

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, $0.0001 Par Value

Item 2(e).	CUSIP Number: G39319101

Page 4 of 8 pages

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		992,411
	(b)	Percent of Class:		7.56%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	0
		(ii)	shared power to vote or to direct the vote:	992,411
		(iii)	sole power to dispose or to direct the disposition of:	0
		(iv)	shared power to dispose or to direct the disposition of:	992,411

Page 5 of 8 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
Date

/s/ Ryan Taylor
Signature

Ryan Taylor/Managing Partner
Name/Title

Page 7 of 8 pages

EXHIBIT INDEX

A.	Joint Filing Agreement dated February 14, 2014 by and among Richmond Hill Capital Partners, LP and Richmond Hill Investment Co., LP.

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO SECTION 240.13D-1 (K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:	February 14, 2014

Richmond Hill Investment Co., LP

Signature:	/s/ Ryan Taylor

Name/Title:	Ryan Taylor/Managing Partner

Richmond Hill Capital Partners, LP by Richmond Hill Investment Co., LP, its Investment Manager

Signature:	/s/ Ryan Taylor

Name/Title:	Ryan Taylor/Managing Partner

Page 8 of 8 pages